FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of December 2004

                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.








Media
Information
                                          1 December 2004

              BG Group and partners in Dragon LNG sign agreements to trigger go-ahead for Milford Haven importation terminal

BG Group and its partners in Dragon LNG - Petroplus and Petronas - have today announced the signing of the shareholders and other related agreements confirming their commitment to develop a GBP250 million LNG importation terminal at Milford Haven in Wales, which is scheduled to be operational in the fourth quarter of 2007.

The agreements confirm the ownership of the terminal (BG Group 50%, Petronas 30% and Petroplus 20%), as well as the 20 year arrangements governing the use of capacity rights (BG Group 50%, Petronas 50%) allowing BG Group and Petronas to each throughput 3 billion cubic metres (106 billion cubic feet) of gas per year, from around 2.2 million tonnes of LNG per year.

The agreements also trigger the award of the Engineering, Procurement and Construction (EPC) contract. Preparatory works commenced in October, and permanent work will start on site at the beginning of next year, with a view to completion in the fourth quarter of 2007. Details of the award are being announced separately today by Dragon LNG.

Speaking today, Jon Wormley, BG Executive Vice President and Managing Director, North West Europe, said: "Today's signing represents a major milestone in the Dragon LNG project. It gives tangible substance to the aims of BG and its partners to contribute to security of supply in the UK, by helping address the increasing demand for competitively priced natural gas. It forms a significant component in the continuing development of BG's leading position as a major LNG player in the Atlantic Basin, as well as bringing positive economic benefits to the people of West Wales."

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Notes to Editors:

The equity partners in Dragon LNG are BG Group (50%), Petronas (30%) and Petroplus (20%). BG Group and Petronas also each hold 50% capacity rights, allowing them each to throughput 2.2 million tonnes per annum. The shareholders agreement signed today replaces the existing Memorandum of Understanding between Petroplus and BG Group and the Heads of Agreement between Petroplus and Petronas.

The Dragon LNG importation terminal is to be built on the site of the existing Petroplus facility in Milford Haven in West Wales. The complex, which was purchased from Chevron in 1998, comprises 1.55 million cubic metres of storage capacity, deepwater jetties and a mothballed refinery, including a cogeneration facility. Up until now, the site has been used as a commercial tank farm for petroleum products. The development proposal provides for the adaptation of these facilities for use as an LNG terminal, with pipelines and other facilities as necessary for unloading LNG and transporting it to storage tanks onshore within the existing site. From here, natural gas will be delivered into the National Transmission System.

BG Group plc works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. BG is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake and Armada fields, as well as fields in the Easington Catchment Area. The company's core geographical areas are North West Europe, Egypt, South America, Kazakhstan, India and Trinidad & Tobago.

Since January 2004, BG LNG Services, LLC (BGLS), has held 100% of the capacity rights at North America's largest operating import terminal, Lake Charles in Louisiana. This has the capability to receive, store, vaporise and deliver an average daily send out of 630 million cubic feet per day (mcfd). Expansion work is scheduled to increase the average send-out rate to 1.2 billion cubic feet per day (bcfd) by the start of 2006, and to1.8 bcfd by mid-2006. BGLS also has, since January 2004, supply and regasification rights of 446 mcfd at the Elba Island LNG terminal near Savannah, Georgia, and is involved with KeySpan in proposals to develop and upgrade an LNG terminal at Providence, Rhode Island.

In Trinidad and Tobago, BG is a shareholder in Atlantic LNG, which has three trains producing 10 million tonnes per annum (mtpa) of LNG, most of which is sold in the United States market. Train 4 - expected to be the largest LNG train ever constructed - is scheduled to enter production in the first quarter of 2006, giving ALNG the capability to produce over 15 mtpa, with scope for further growth.

In the Middle East, BG is a shareholder in Egyptian LNG, which is building two trains to utilise gas from fields in the offshore Nile Delta. Train 1 is due on stream in 2005 with a planned output of 3.6 mtpa - all pre-sold to Gaz de France. BG Gas Marketing, a wholly owned BG Group subsidiary, has purchased the entire 3.6 mtpa output of Train 2, which is due on stream in 2006. A third ELNG train is under consideration. There is scope at the development site for up to six trains.

In Italy, BG Group and Enel are planning to build an LNG importation terminal at Brindisi - the first new such terminal in the country since 1971.

Enquiries:

Communications                                 +44 (0) 118 929 3717

Out of hours media pager:                      +44 (0) 7659 150 428

Investor Relations                             +44 (0) 118 929 3025

Website: www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 1st December 2004                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary